Form 10-K, Exhibit 13
period 1993-12-31
ST JOE PAPER CO
filed 1994-03-30
CIK 745308

ST. JOE PAPER COMPANY
                        CONSOLIDATED BALANCE SHEET
                           (Dollars in thousands)

                                             December 31
ASSETS                                                  1993           1992

Current Assets:
     Cash and cash equivalents                    $   48,304     $   42,137
     Short-term investments                           66,307         43,012
     Accounts receivable                              74,127         71,355
     Inventories                                      69,398         60,020
     Other assets                                     25,720         16,825
          Total current assets                       283,856        233,349

Investments and Other Assets:
     Marketable securities                           159,523        131,689
     Other assets                                     40,170         39,838
          Total investments and other assets         199,693        171,527

Property, Plant and Equipment, net                 1,007,722        983,424
Total Assets                                      $1,491,271     $1,388,300

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                             $   41,515     $   40,008
     Accrued liabilities                              27,838         29,067
     Income taxes payable                              2,737            ---
     Long-term debt due within one year               21,309         17,632
          Total current liabilities                   93,399         86,707

Accrued casualty reserves and other liabilities       11,063         11,703
Long-term debt due after one year                     38,947         40,959
Deferred income taxes and income tax credits         205,531        185,300
Minority interest in consolidated subsidiaries       238,878        229,949

Stockholders' Equity:
     Common stock, no par value;
         60,000,000 shares authorized; 30,498,650
         shares issued and outstanding                 8,714          8,714
     Retained earnings                               851,511        824,968
     Net unrealized gains on debt and marketable
         equity securities                            43,228            ---
          Total stockholders' equity                 903,453        833,682
Total Liabilities and Stockholders' Equity        $1,491,271     $1,388,300

                See notes to consolidated financial statements.

                                   BALANCE SHEET

      The Consolidated Balance Sheet gives you the financial position or status of accounts on the date shown and taken as a whole gives a picture of the entire enterprise on that date. A series of balance sheets will show the progress or movement of that enterprise from one period to the next. The balance sheet needs to be looked at, together with the income statement as a unit to get a sufficiently clear picture of the status and progress of a business.

      The Company continued in 1993 to have a strong balance sheet. Management continued in 1993 it's long standing policy of paying nominal dividends in order to fund capital additions and improvements from it's internally generated cash.

      The cash and cash equivalents, items with maturities of less than three months, increased during the year 1993 by $6.2 million. This increase was in the accounts of St. Joe Forest Products Company (Forest Products), Florida East Coast Industries, Inc. (FECI), Apalachicola Northern Railroad Company (ANRR) and Southwood Properties Division (Southwood). These four accounts had a larger increase than this, but it was partly offset by decreases in other segments of the Company. Short-term investments were $23.3 million more at year end from the prior year end, most of which came from the Company's corporate account and were the result of moving those investments with a maturity of twelve months or less into the account from the long-term investment account reduced by funds received from sales and maturities used in operations. Other assets in the current asset account increased $8.9 million, mostly on an increase in prepaid pension plan costs, deferred income taxes and in the Communication's segment an increase in equity in the four cellular partnerships this segment has ownership in. The total current assets during calendar year 1993 increased $50.5 million, which was made up of cash and cash equivalents, short-term investments, inventories and other assets.

      Total investments and other assets (investments) of the Company increased $28.2 million. This increase includes a $27.8 million increase in marketable securities and was caused by the adoption by the Company of accounting for marketable securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", offset by investments transferred to short-term investments as discussed above. See Note 2. and 3. of Notes to Consolidated Financial Statements for additional information on this change.

      The property, plant and equipment of the Company increased in all segments, for a total net increase, asset purchases less depreciation, of $24.3 million. The largest increase was in FECI with lesser amounts in the Forest Products, Sugar and Communications segments of the Company.

      Total current liabilities increased $6.7 million. This increase was in the area of income taxes payable and long-term debt due within one year. The current portion of long-term debt increase is in the Forest Products and Sugar segments of the Company. The Company's working capital at year end 1993 (current assets, less current liabilities) was $190.5 million which compared to $146.6 million at the end of 1992. The Company's current ratio (current assets to current liabilities) at December 31, 1993 was 3.0 to 1 up from the prior year of 2.7 to 1.

      The Financial Accounting Standards Board issued Statement No. 109 "Accounting for Income Taxes", in early 1992 which made substantial changes in the method of calculating the income tax reserve account. The Company adopted this change in the first quarter of 1993 which is a change to the
liability method for showing deferred income taxes.   See Note 9 of Notes to
Consolidated Financial Statement for additional information on this change.

      Stockholders' equity increased in 1993 from $27.34 per share at December 31, 1992 by $2.28 to $29.62 per share at December 31, 1993. This increase included the net income per share after dividends of $0.87 and $1.42 for net unrealized gain on debt and marketable securities as explained above. Over the past five years stockholders' equity has increased 27.9% per share.

      The Company is subject to substantial costs arising out of environmental laws and regulations, which include obligations to remove or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites. It is the Company's policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. As assessments and cleanups proceed, these accruals are reviewed and adjusted, if necessary, as additional information becomes available.

      The Company is currently a party to, or involved in, legal proceedings directed at the cleanup of two Superfund sites. The Company has accrued its allocated share of the total estimated cleanup costs for these two sites. Based upon management's evaluation of the other potentially responsible parties, the Company does not expect to incur additional amounts even though the Company has joint and several liability. Other proceedings involving environmental matters such as alleged discharge of oil or waste material into water or soil are pending against the Company.

      It is not possible to quantify future environmental costs because many issues relate to actions by third parties or changes in environmental regulation. However, based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position or liquidity of the Company, but could be material to the results of operations of the Company in any one period. As of December 31, 1993 and 1992, the aggregate environmental related accruals were $6.7 million. Environmental liabilities are paid over an extended period and the timing of such payments cannot be predicted with any confidence.

                          ST. JOE PAPER COMPANY
                      CONSOLIDATED STATEMENT OF INCOME
             (Dollars in thousands except per share amounts)

                                             Years ended December 31,
                                                1993          1992      1991

Net sales and operating revenues            $591,968      $591,912  $582,180
Cost of sales and operating expenses         507,949       513,179   501,806
                                              84,019        78,733    80,374
Selling, general and administrative expenses  51,917        54,677    55,898
Operating profit                              32,102        24,056    24,476

Other income (expense):
  Dividends                                    2,144         2,312     2,320
  Interest income                              9,575        13,581    20,799
  Interest expense                            (3,711)       (3,884)   (5,036)
  Gain on sales and other dispositions
    of property, plant and equipment           1,085         2,511    16,099
  Other, net                                   3,380         2,938     3,019
                                              12,473        17,458    37,201
Income before income taxes, minority
 interest, and cumulative effect of
 change in accounting principle               44,575        41,514    61,677
Provision for income taxes
  Current                                     13,294        14,259    22,490
  Deferred                                     8,915           591    (1,768)
     Total provision for income taxes         22,209        14,850    20,722
Income before minority interest and cumulative
  effect of change in accounting principle    22,366        26,664    40,955
Less income applicable to minority interest in
    consolidated subsidiaries                 10,241        11,074    13,367
Income before cumulative effect of change
  in accounting principle                     12,125        15,590    27,588
Cumulative effect of change in accounting
     principle for income taxes               20,518           ---       ---
Net income                                  $ 32,643      $ 15,590  $ 27,588

Per Share Data:
Income before cumulative effect of change in
     accounting principle                      $0.39         $0.51     $0.90
Cumulative effect of change in accounting
     principle for income taxes                 0.68           ---       ---
Net income per share                           $1.07         $0.51     $0.90

                   See notes to consolidated financial statements.

       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             (Dollars in thousands except per share amounts)

                                             Years ended December 31,
                                                   1993     1992      1991
COMMON STOCK
Balance, at end of year
 (1993, 1992 and 1991 - 30, 498,650 shares)    $  8,714 $  8,714  $  8,714

RETAINED EARNINGS
Balance, at beginning of year                  $824,968 $815,478  $793,990
Net income                                       32,643   15,590    27,588
Dividends:
 Cash ($0.20 per share - 1993, 1992 and 1991)    (6,100)  (6,100)  (6,100)
Balance, at end of year                        $851,511 $824,968 $815,478

NET UNREALIZED GAIN ON DEBT AND MARKETABLE EQUITY SECURITIES
Cumulative effect of change in accounting
 principle for investments                     $ 43,228         ---     ---
Balance, at end of year                      $   43,228         ---     ---

                   See notes to consolidated financial statements.

                        MANAGEMENTS DISCUSSION AND ANALYSIS OF
                                  STATEMENT OF INCOME

      The Income Statement on the preceding page is for the consolidated Company and compares in summary form the items for the calendar three year period of 1991, 1992 and 1993. Below is a discussion of some of the items shown on this Statement in order to be of help in understanding the cause of the changes that occurred between the three years.

      Net sales and operating revenues for the Company were flat in 1993 from 1992. This compares to a $9.7 million or 1.7% increase in 1992 from the 1991 amounts. The Transportation, Communications and Real Estate segments of the Company had increases in 1993, while Forest Products and Sugar declined. In 1992 all segments of the Company, Transportation, Sugar, Communications and Real Estate increased, except Forest Products which declined. Detailed information on these results are discussed in the segment sections which follow.

      Cost of sales and operating expenses decreased in 1993, $5.2 million or 1.0% over the 1992 amount which was $11.4 million or 2.3% more than 1991. Forest Products, Sugar, and Transportation had decreased expenses in 1993, with Sugar having the largest percentage decrease. Communications and Real Estate expenses increased in 1993 from 1992. In 1992 Forest Products, Sugar, Communications and Real Estate all had increased expenses from 1991 while Transportation expenses decreased.

      Selling, general and administrative expenses in 1993 for the Company were $2.8 million or 5.0% less than 1992. These expenses in 1992 were $1.2 million or 2.2% less than 1991. Forest Products and Sugar had decreases in this area of expense in 1993, while Transportation, Communications and Real estate had increases. In 1992 the Sugar, Communications and Real Estate segments all had increases over 1991 while Forest Products and Transportation had a small decrease.

      The operating profit of the Company for 1993 was up $8.0 million or 33.4% from 1992. The 1992 operating profit was down $0.4 million or 1.7% from the 1991 operating results. Forest Products, Transportation and Real Estate were the segments of the Company that were up in 1993 from 1992 while the other segments, Sugar and Communications were down. In 1992 Forest Products, Sugar and Communications were the segments of the Company that had decreased operating results from 1991 while the other segments Transportation and Real Estate were up.

      Other Income was down in 1993, $5.0 million or 28.6% from 1992 which had been down $19.7 million or 53.1% from 1991. This decrease was in two areas, net of interest income over interest expense which was down 39.5% and gain on sales and other dispositions of property, plant and equipment down 56.8%. The interest income declined from the continued lower interest rates in this country over the last several years and the reduction in gain on property sales was from the Florida East Coast Railway Company (FEC) in 1993 from 1992 and 1992 from 1991. The large FEC sale in 1991 of right-of-way to the Florida Department of Transportation was not repeated in 1992 and was the main reason for the increase gains on property sales that year.

      The provision for income taxes increased $7.4 million in 1993 and decreased $5.9 million in 1992 from the prior year. This increase reflects the retroactive increase in the corporate federal income tax rate from 34% to 35%, effective January 1, 1993 which resulted in additional income tax expense for the year. This amount was further increased by an increase in deferred income taxes resulting from the federal income tax rate increase and undistributed earnings of FECI as required by Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes" and undistributed earnings of FECI. This FASB Statement No. 109 was adopted by the Company in the first quarter of 1993
and resulted in income of $20.5 million.   The effective income tax rate for
the three years is 49.8% for 1993, 35.8% for 1992 and 33.6% for 1991. The Company files a consolidated federal income tax return with the Internal Revenue Service for the parent and all 80% or greater owned subsidiaries.

      Net income before cumulative effect of change in accounting principle for 1993 was down $3.5 million or 22.2% when compared to the results for 1992. The 1992 net income was down $12.0 million or 43.5% from the 1991 net income. Net income per share before cumulative effect of change in accounting principle declined $0.12 per share in 1993 to $0.39 per share. The 1992 net income per share of $0.51 was $0.39 per share less than 1991. This decrease in net income before cumulative effect of change in accounting principle in 1993 was caused by the income tax expense as explained above. The decreases in 1992 over 1991 was primarily due to reduced profitability of the Forest Products operation.

                                       SEGMENTS
Forest Products

      Net sales and operating revenues in the Forest Products operations accounted for 52.9% of the Company's total net sales and operating revenues in 1993 which was lower than the 54.4% for 1992 and 56.3% for 1991. Included in these net sales from this segment of the Company are the net sales by the Company's paper mill, this includes both sales to outside customers and trades to our own plants, that were down $14.1 million or 8.5% in 1993 from 1992 which was down $3.8 million or 2.2% in 1992 from 1991. This decrease in net sales revenue was made up of a decrease in average sales price with a small offset by an increase in tons sold. Crest white sales revenue in 1993 was 55% of total mill sales which was up from 48% for 1992 and tons sold in 1993 was 45% of total tons sold, up from 42% in 1992. The Company's container plants in 1993 had a decrease in sales revenue from the prior year. The 1993 sales were down $9.5 million or 3.9% caused by both a lower average selling price of 0.7% and a 3.3% decrease in tons sold. In 1992 sales were up $14.3 million or 6.2% from 1991 caused by both selling price per ton and tons sold being higher. The revenue from the Company's forestry operations for 1993 on sales outside the Company were flat from like 1992 sales. The 1992 sales outside the Company were up $0.7 million or 12.0% from the 1991 amounts. While the net for 1993 when compared to 1992 was flat there was an increase in sales price of 7.5% offset, to some degree, by a 7.7% decrease in tons sold.
In 1992 there was an increase in revenue caused by an increase of 15.2% in sales price somewhat offset by less tons sold of 2.8%. The continued decrease in the mill results of the Company follows the pattern of the forest products industry, and reflects the slower recovery in this industry from the general economy of the country.

      Cost of sales and operating expenses at both the Company's paper mill and forestry units for 1993 increased from 1992, 6.2% and 9.0% respectively, while the container plants had a decrease of 11.0%. In 1992 the Company's paper mill and container plants experienced increased cost of sales and operating expenses, while the forestry units had decreased expenses. The major items of expense at the paper mill that increased in 1993 over 1992 were caused by the increase in both natural gas and fuel oil, and repair material.

      The selling, general and administrative expenses in 1993 were flat at the paper mill and increased at the forestry operations 1.3% over the 1992 period. The container plants for the same period decreased 1.9%. In 1992 the paper mill and container plants had increased costs over 1991 while the forestry units had a decrease. The 1993 increase in expenses for the forestry operations was in the area of employee benefits and legal.


Transportation

      The Transportation segment of the Company is the second largest and its net sales and operating revenues for 1993 were 29.6% of the Company's total net sales and operating revenues. This was an increase from the 28.4% in 1992 which was a slight decrease from the 1991 share of 28.5%. Within the Transportation segment of the Company total net sales and operating revenues, FEC had a 3.4% increase while ANRR increase was 2.3% in 1993 when compared to 1992. In 1992, FEC was up 2.6% and ANRR down 3.8% over the 1991 results. The FEC increase in 1993 reflected the increase in aggregate (rock) shipments. The 1992 increase was caused by an increase in intermodal traffic, an increase in the rate and volume of other than automobile traffic and an increase in rock shipments. The ANRR in 1993 had an increase in coal, pulpboard and pulpwood car shipments. ANRR's decrease in 1992 was due to the decrease in coal traffic, woodchips and pulpwood car shipments.

      The cost of sales and operating expenses in 1993 for FEC were down 1.5% and the ANRR was up 9.6%. The FEC for 1992 had decreased operating expenses of 1.8% and ANRR 10.2% over 1991. The decrease in FEC for 1993 reflects a decrease in property taxes and materials and supplies. In 1992 these expenses had decreased in property taxes, casualty insurance and personal injury expenditures. The 1993 increase for ANRR was caused by depreciation expense in the maintenance of way area and locomotive repairs, while the 1992 decrease was for signal and track maintenance and locomotive repairs.


Sugar

      The Sugar segments net sales decreased in 1993 by $5.7 million or 10.4% from 1992 sales. This included a decrease of 9.8% on tons of sugar sold, which was slightly offset by an increase of 2.0% in sales price. The 1992 sales were up 9.6% from 1991 on more tons of sugar sold with a slight reduction in the sales price. The cost of sales and operating expenses, as well as, selling, general and administrative expenses in 1993 were down 9.1% and 10.4% respectively on decreased sales and production. In 1992 the cost of sales and operating expenses, as well as the selling, general and administrative expenses were up on increased sales and production from the like 1991 period.

Communications

      Net sales and operating revenues for the Communications segment of the Company were up $1.8 million or 6.4% in 1993 from 1992. This segment in 1992 was up from 1991 by 7.4%. The revenue increase in 1993 over 1992 was attributed to the accrual in 1992 of excessive earnings that were restored to income in 1993 and the 1992 increase in interstate access rates charged long-distance carriers being in effect for the entire year. The 1992 increase over 1991 was the result of higher interstate long-distance pooling settlements and the interstate access rates charged long-distance carriers. The cost of sales and operating expenses in 1993 were up 10.3% over 1992 expenses. This increase was largely for outside plant maintenance and increased depreciation expense at all three operating companies. These operating expenses in 1992 were up 8.8% over 1991 and were for maintenance and upgrade of customers equipment. Selling, general and administrative expenses for 1993 were up 0.5% from 1992 which was up 12.1% from 1991. The small increase for 1993 from the prior year was in all general expenses. The 1992 increase of expense from 1991 was in general office expense and for studies required by the Florida Public Service Commission.


Real Estate

      Real estate net sales and operating revenues in 1993 were up over the like 1992 period by $7.9 million or 38.6%. Within this segment Southwood's net sales and revenue were up $7.9 million or 468.8% over 1992 which was down 29.1% from 1991. This increase for 1993 was on sales of property, rental income and timber, and in 1992 the decrease was the result of less sales of property and timber. Gran Central's revenue remained the same in 1993 over 1992, which had been up 38.8% from 1991. While the total sales and revenue in 1993 was flat, within this account, rental income was up 31.3% and recollectible from tenants increased 115.0%, but sales of real property were down 61.0%. The increase in 1992 over 1991 was the result of both increases in rental income due to increased available space and realty sales. The operating expenses and selling, general and administrative expenses at Southwood for 1993 were up 152.0% from 1992 and these expenses in 1992 were down 9.6% from 1991. These 1993 expenses were up due to increased sales of property and employee salaries and benefits and 1992 was lower on reimbursement received from the State of Florida on a workers compensation claim. Gran Central's operating expenses and selling, general and administrative expense were up 13.7% in 1993 from 1992 and 16.6% in 1992 over 1991. The increase in these expensesin both 1993 and 1992 over the respective prior years reflects the increasing rental space that has become available for lease each year as a result of new construction.

                           ST. JOE PAPER COMPANY
                    CONSOLIDATED STATEMENT OF CASH FLOWS
                           (Dollars in thousands)

                                             Years ended December 31,
                                                   1993      1992      1991
Cash flows from operating activities:
 Net Income                                     $32,643   $15,590   $27,588
  Adjustments to reconcile net income to
    cash provided by operating activities:
     Cumulative effect of a change in
      accounting principle                      (20,518)      ---       ---
     Depreciation and depletion                  62,872    59,757    55,241
     Minority interest in income                 10,241    11,074    13,367
     Gain on sale of property                    (1,085)   (2,511)  (16,099)
     Increase (decrease)in deferred income taxes  8,915     3,279    (1,768)
     Changes in operating assets and liabilities:
Accounts receivable                              (2,772)    3,925    (2,695)
      Inventories                                (9,378)   (1,255)   (2,721)
      Other assets                               (2,865)   (7,569)   (8,103)
      Accounts payable, accrued liabilities
       and casualty reserves                       (362)   (1,720)   14,864
      Income taxes payable                        2,737    (5,674)    2,545
Cash provided by operating activities            80,428    74,896    82,219

Cash flows from investing activities:
 Purchases of property, plant and equipment     (93,045) (120,736) (100,286)
 Purchases of investments                       (77,964) (162,031) (238,667)
 Proceeds from sales of property                  6,960     7,246    19,611
 Proceeds from maturities of investments         95,941   189,542   247,483
Cash used in investing activities              (68,108)   (85,979)  (71,859)

Cash flows from financing activities:
 Net change in short-term borrowings              3,400    (4,803)   (4,344)
 Proceeds from long-term debt                       ---     7,633       ---
 Dividends paid to stockholders                 (6,100)    (6,100)   (6,100)
 Repayment of long-term debt                    (1,735)    (2,242)   (2,219)
 Subsidiary acquisition of treasury shares          ---       ---   (12,093)
 Dividends paid to minority interest            (1,718)    (1,698)   (1,697)
Cash used in financing activities               (6,153)    (7,210)  (26,453)

Net increase (decrease) in cash
 and cash equivalents                             6,167   (18,293)  (16,093)
Cash and cash equivalents at beginning of period 42,137    60,430    76,523

Cash and cash equivalents at end of period      $48,304   $42,137   $60,430

Supplemental disclosure of cash flow information:
Cash paid during the year for certain expense items is:
 Interest                                      $  3,340  $  4,117  $  4,758
 Income taxes                                  $ 12,476  $ 21,693  $ 19,324
Mortgage assumed in purchase of
 property, plant and equipment                      ---  $  2,200       ---

                   See notes to consolidated financial statements.

                         MANAGEMENT DISCUSSION AND ANALYSIS OF
                                STATEMENT OF CASH FLOWS

      The purpose of the Statement of Cash Flows is to help provide investors and other interested parties with relevant information about the Company's sources and uses of cash as provided from the operating, investing and financing activities of the Company.

      The Company experienced a net increase in cash and cash equivalents of $6.2 million in 1993, which had decreased $18.3 million in 1992 from 1991.
This improvement for 1993 resulted from reductions in the amounts of cash expended through financing and investing activities as well as from an increase in cash provided by operating activities.

      Net cash flows provided by operating activities increased by $5.5 million in 1993 after a decrease of $7.3 million in 1992 from 1991. This increase in 1993 was largely the result of operating profits and was offset by significant use of cash for operating activities which included increases in inventories and other assets. The majority of the increase in inventories to $9.4 million was in quantities and cost of linerboard in the Forest Products segment. Most of the increase in other assets represents investments by the Communications segment in four phone partnerships with cellular service providers.

      The cash flow statement adjustments resulting from depreciation and depletion of $62.9 million in 1993 were higher by $3.1 million and $7.6 million than 1992 and 1991 respectively. This increase in depreciation and depletion is due to increase in plant, property and equipment purchases for the year which in turn generated a higher depreciation expense in all segments of the Company. Depreciation expense was generated by the following segments of the Company, Forest Products $33.0 million, Transportation $18.1 million, Sugar $1.8 million,Communications $5.8 million, and Real Estate $4.1 million.

      Gain on sale of property of $1.1 million was generated in 1993 by combined sales of assets in the Forest Products and Transportation segments.
In 1991, $15.0 million was recognized for a sale of right-of-way from the Transportation segment to the Florida Department of Transportation. Gains from sales of property are appropriately recognized as an investing activity.

      The Company's purchase of property plant and equipment and proceeds from sales of property combined were $86.1 million. This net expenditure was a decrease from 1992 of $27.4 million but and increase over 1991 of $5.4 million. These net purchases were $21.7 million in Forest Products, $20.4 million in Transportation, $2.9 million Sugar, $5.2 million Communications and $35.9 million Real Estate. In Forest Products the expenditures were mostly for plant and equipment for existing operations; in Transportation for maintenance of roadway, tracks and equipment, while in Real Estate it included development of office complexes, showrooms/warehouse or warehouses principally in the Jacksonville and Miami, Florida area.

      Net cash used in investing activities decreased by $17.9 million in 1993 after a $14.1 million increase in 1992 over 1991. Purchases of investments of $78.0 million and proceeds from maturities of investments of $96.0 million in 1993 produced a net positive cash flow of $18.0 million. This amount included $4.5 million in the Forest Products segment, $18.5 million in Transportation segment and a minus $5.0 million in the Communications segment.

      In 1993, $1.7 million was used to repay long-term debt. Net proceeds from short-term borrowings were $3.4 million. These short-term borrowings were in the Forest Products and Sugar segments of the Company. The Company incurred no new long-term debt during the year.

      Dividends paid to stockholders remained unchanged at $6.1 million in 1993 which is the same payment made to stockholders in 1992 and 1991.

      St. Joe Paper Company continues to have adequate internally generated cash flows to fund its foreseeable operating and capital needs.

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

1.  Majority stockholder

The Alfred I. duPont Testamentary Trust (the "Trust") owns approximately 69% of the common stock of St. Joe Paper Company (the "Company"). The Company and its subsidiaries had no significant transactions with the Trust during the period.

2.  Summary of significant accounting policies

Principles of consolidation -- The consolidated financial statements include the accounts of St. Joe Paper Company and all of its majority owned subsidiaries. All significant intercompany transactions and balances been eliminated.

Cash and cash equivalents -- For purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents include cash on hand, bank demand accounts, money market accounts, remarketed certificates of participation and repurchase agreements having original maturities of three months or less.

Inventories -- Inventories are stated at the lower of cost or market. Cost for manufactured paper products and associated raw materials and sugar are determined under the last-in, first-out (LIFO) method. Costs for substantially all other inventories are determined under the first in, first out (FIFO) or the average cost method.

Property, plant and equipment -- Depreciation is computed using both straight-line and accelerated methods over the useful lives of various assets.

Depletion of timber is determined by the units of production method.

Railroad and communications properties are depreciated and amortized using the straight-line method at rates established by regulatory agencies. Gains and losses on normal retirements of these items are credited or charged to accumulated depreciation.

Deferred cane crop costs -- Sugar cane plantings generally yield two annual harvests, depending on weather conditions and soil quality, before replanting is necessary. New planting costs are amortized on a straight-line basis over two years.

Income tax credits -- The Company uses the flow-through method of accounting for income tax credits except for credits relating to communications property and equipment which are accounted for using the deferral method with amortization over the service lives of the related assets as required by regulatory agencies.

Reclassification -- The 1992 and 1991 consolidated financial statements have been reclassified to the current year formats. These reclassifications were not material to the consolidated financial statements.

Earnings per common share -- Earnings per common share are based on the weighted average number of common shares outstanding during the year.

                                (Continued)

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

2.  Summary of significant accounting policies (continued)

Fair value of financial instruments -- The carrying amount of the following financial instruments approximated fair value because of their short maturity: cash and cash equivalents, accounts receivable, accounts payable, and other accrued liabilities. The fair value of investments differs from the carrying value as disclosed in Note 3. The fair value of long term debt, as determined using current rates, approximates carrying value.

Income Taxes -- In February, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires a change from the deferred to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. SFAS 109 also requires the recognition of a deferred tax liability on the undistributed earnings of subsidiaries applied on a prospective basis.

Effective January 1, 1993, the Company adopted SFAS 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income.

The deferred method, which was applied in 1992 and prior years, recognized deferred income taxes using the tax rates applicable for the year of the calculation and did not adjust for subsequent changes in tax rates.

Investments -- Investments consist principally of certificates of deposit, remarketed certificates of participation, mortgage backed securities, municipal bonds, common stocks, redeemable preferred stocks, and U.S. Government obligations. The Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at December 31, 1993. Under SFAS 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related income tax effect and minority interest in consolidated subsidiaries, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

                                (Continued)

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

2.  Summary of significant accounting policies (continued)

A decline in the market of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

3.  Investments

As discussed in Note 2, the Company adopted SFAS 115 as of December 31,
1993. The cumulative effect of this change in accounting for investments of $69,106 is determined as of December 31, 1993, and is reported separately as a component of shareholders' equity net of related income tax effect of $25,472 and minority interest in consolidating subsidiaries of $406.

Investments at December 31, 1993, consist of :

                                       Carrying     Fair Unrealized Unrealized
                                 Cost     Value    Value    Holding    Holding
                                                               Gain      Loss
Short term investments (maturing within one year)
 Held to maturity
  U. S. Government securities $27,658   $27,695  $28,214      $523         $4
  Tax exempt municipals         2,401     2,401    2,376       ---         25
  Remarketed certificates
    of participation            5,000     5,028    5,028       ---        ---
  Certificates of deposit      31,063    31,183   31,183       ---        ---
                              $66,122   $66,307  $66,801      $523        $29

Marketable securities
 Available for sale
  U. S. Government securities
    Maturing in one to five
    years                        $393      $379     $379       ---        $14
  Tax exempt municipals
    Maturing in five to ten
    years                      29,961    31,387   31,387     1,426        ---
  Equity securities            12,059    79,746   79,746    67,687        ---
  Mortgage backed securities
    Maturing in more than
    ten years                   3,567     3,559    3,559       ---          8
  Other corporate debt
    securities Maturing in
    five to ten years           1,684     1,699    1,699        15        ---
                              $47,664  $116,770 $116,770   $69,128        $22

(Continued)

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

3.  Investments (continued)

                              Amortized Carrying    Fair Unrealized Unrealized
                                   Cost      Value   Value  Holding    Holding
                                                               Gain       Loss
 Held to maturity
  U. S. Government securities
    Maturing within one year     $23,731   $23,731   $24,500    $769     $---
    Maturing in one to five years 11,104    11,267    11,462     197        2
  Tax exempt municipals
    Maturing in one to five years  1,612     1,645     2,601     956      ---
  Mortgage backed securities
    Maturing in one to five years  2,990     3,003     3,007       4      ---
    Maturing in five to ten years    916       916     1,491     575      ---
    Maturing in more than ten years   91        91       103      12      ---
  Other corporate debt securities
    Maturing in five to ten years    812     2,100     2,045     ---       55
                                 $41,256   $42,753   $45,209  $2,513      $57
                                 $88,920  $159,523  $161,979 $71,641      $79

Gross unrealized gains at December 31, 1992, were as $55,349 and gross unrealized losses were $2.

Marketable securities, including certain investments which mature within one year, are held as a developmental fund created to accumulate capital expected to be required for future improvement of the Company's real estate properties.

4.  Inventories

Inventories as of December 31 consist of:
                                                             1993      1992
Manufactured paper products and associated raw materials  $30,782   $24,615
Materials and supplies                                     27,407    26,011
Sugar                                                      11,209     9,394
                                                          $69,398   $60,020

The replacement cost of manufactured paper products and associated raw material inventories was in excess of LIFO stated cost by approximately $12,781 as of December 31, 1993 ($15,433 in 1992).

5.  Accrued liabilities

Accrued liabilities as of December 31 consist of:
                                                   1993           1992

Payroll and benefits                            $ 5,034        $ 5,024
Payroll taxes                                       103            999
Property and other taxes                          5,561          7,645
Accrued casualty reserves                        22,911         22,916
Other accrued liabilities                         5,292          4,186
                                                 38,901         40,770
Less: noncurrent accrued casualty
  reserves and other liabilities                 11,063         11,703
                                                $27,838        $29,067

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

6.  Sale of Property

 In 1988, s subsidiary entered into an agreement with the Florida Department of Transportation (DOT) for the sale of approximately 20.7 miles of abandoned 100-foot wide right-of-way. The total sales price of $35,525 was divided into six segments. The DOT made an initial payment of $10,000 and issued an executory note for $25,525 at an interest rate of 9.01%. As the payments from the State were received, the liens on the pro rata portion of the succeeding segments were removed and related gains recognized. Principal and interest payment of $6,250 was received in 1989, a payment of $8,857 was received in 1990, and a final payment of $16,371 was received in 1991. The land sale gains recognized in 1991 amounted to $15,018.

7.  Property,  plant and equipment

Property, plant and equipment, at cost, as of December 31 consist of:
                                                                  Estimated
                                           1993         1992    Useful Life
Land and timber                      $  125,675   $  123,548           ----
Land improvements                        24,628       24,431             20
Buildings                                47,174       46,801             45
Machinery and equipment               1,102,450    1,068,499        10 - 30
Office equipment                          6,357        6,667         6 - 10
Autos and trucks                          7,205        6,866         3 -  6
Construction in progress                 18,161       13,812           ----
Investment property                     250,013      215,685        various
                                      1,581,663    1,506,309
Accumulated depreciation                573,941      522,885
                                     $1,007,722   $  983,424

Real estate properties having net book value of $120.6 million at December 31, 1993 are leased under non-cancelable leases with expected aggregate rentals of $83,290 of which $16.2, 15.1, 13.1, 11.1 and 7.6 million is due in the years 1994 through 1998, respectively.

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

8.  Long-term debt

Long-term debt as of December 31 consists of:
                                                        1993           1992
Notes payable to banks under lines of credit
   aggregating $70,000, due March 1994 through
   May 1995 with interest payable quarterly
   at the bank's prime rate  (6.0% at December 31,
   1993) less 0.6%                                   $35,038        $27,745
Rural Telephone Bank (RTB)  6.50 % to 10.25%
   mortgage notes with principal and interest
   due quarterly through 2016                         15,917         16,360
Industrial Revenue Bonds payable in semiannual
   installments of $425 with interest payable
   at 67% of the prime rate                            2,896          3,747
Rural Electrification Administration (REA) 2%
   mortgage notes with principal and interest
   due quarterly through 2008                          3,394          3,797
Federal Financing Bank (FFB) notes at varying
   rates (weighted average: 1993 - 14.50 %;
   1992 - 14.52 %) guaranteed by  the REA                640            691
Mortgage loans payable to various institutions
    and individuals with interest rates of 4.5%
    to 9.75%, payable in variable installments         2,184          3,943
Other secured notes at variable interest rates
    and maturities                                       187          2,308
                                                      60,256         58,591
Long-term debt due within one year                    21,309         17,632
Long-term debt due after one year                    $38,947        $40,959

The REA and RTB notes, the Industrial Revenue Bonds and the notes and mortgage loans payable are secured by company assets with a book value of approximately $45,952, $7,541 and $ 44,931, respectively.

The aggregate amount of principal payments due in each of the years subsequent to December 31, 1993 is:

Year ending
December 31Amount

1994                                                    21,309
1995                                                    18,431
1996                                                     2,082
1997                                                     1,569
1998                                                     1,273
1999 and later                                          15,592
                                                       $60,256

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

9.  Income Taxes

 As discussed in Note 2, the Company adopted SFAS 109 as of January 1, 1993.
The cumulative effect of this change in accounting for income taxes of $20,518 is determined as of January 1, 1993, and is reported separately in the consolidated statement of income for the year ended December 31, 1993. Except for the adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates and deferred taxes provided on undistributed earnings of Florida East coast Industries, Inc. ("FECI"), the accounting change did not have a significant impact on the 1993 provision for income taxes. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

 Total income tax expense for the year ended December 31, 1993, was allocated as follows:
      Income from continuing operations                       $ 22,209
      Shareholders' equity, for recognition of unrealized
        gain on debt and marketable equity securities in
        connection with adoption of SFAS 115                    25,472
                                                              $ 47,681

 Income tax expense attributable to income from continuing operations was $22,209, $14,850, and $20,722 for the years ended December 31, 1993, 1992, and
1991, respectively, and differed from the amount computed by applying the statutory federal income tax rate to pre-tax income as a result of the following:

                                                     1993     1992    1991

Tax at the statutory federal rate                 $15,601  $14,115 $20,971
Dividends received deduction and tax free interest   (937)    (745) (1,982)
State income taxes (net of federal benefit)         1,452    1,411   1,937
Adjustment to deferred tax assets and
  liabilities for enacted changes in tax
  laws and rates                                    4,324      ---     ---
Undistributed earnings of FECI                        775      ---     ---
Other, net                                            994       69    (204)
                                                  $22,209  $14,850 $20,722

 For the years ended December 31, 1993, 1992, and 1991, deferred income tax results from differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those differences are presented below:

                                                     1993      1992   1991

Accelerated depreciation for tax purposes          $4,396   $4,366  $4,387
Alternative minimum tax credit carryforward        (4,281)  (3,025) (3,157)
Prepaid pension cost                                1,208    1,200     907
Adjustments to deferred tax assets
  and liabilities for enacted changes
  in tax laws and rates                             4,324      ---     ---
Accrued casualty reserves                             678     (468) (2,176)
Undistributed earning of FECI                         775      ---     ---
Other, net                                          1,815   (1,482) (1,729)
                                                   $8,915     $591 ($1,768)
(Continued)

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

9.  Income Taxes (continued)

 The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1993, are presented below:

Deferred tax assets:
     Accrued casualty and other reserves                       $10,616
     Alternative minimum tax credit carryforward                12,219
     State net operating loss carryforward                       6,183
     Other                                                       1,914
     Total gross deferred tax assets                           $30,932
          Valuation allowance                                    6,183
          Net deferred tax assets                              $24,749

Deferred tax liabilities:
     Tax in excess of financial depreciation                  $154,817
     Deferred gain on land sales                                 5,520
     Deferred gain on subsidiary's defeased bonds                2,502
     Unrealized gain on debt and marketable equity securities   25,472
     Deferred gain on involuntary conversion of land            24,937
     Prepaid pension asset recognized for financial reporting    7,285
     Other                                                       3,385
          Total gross deferred tax liabilities                $223,918
          Net deferred tax liability                          $199,169

Based on the timing of reversal of future taxable amounts and the Company's history of reporting taxable income, the Company believes that the deferred tax assets will be realized and a valuation allowance is not considered necessary except for those resulting for the net operating loss carryforward available for state income taxes. Because of the Company's history of reporting tax losses in certain states, the Company believes that substantially all carryforwards will not be realized and, accordingly, has recorded a valuation allowance equal to the entire amount. This valuation allowance was $6,183 at December 31, 1993, which increased $547 in 1993. The current deferred tax asset of $6,362 is recorded in other current assets as of December 31, 1993. There were no net current deferred income tax assets recorded at December 31, 1992.

The Company has not recognized a deferred tax liability of approximately $17,842 for the undistributed earnings of FECI that arose in 1992 and prior years because the Company does not currently expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investment. As of December 31, 1993, the undistributed earnings of the subsidiary for which no deferred tax liability was provided were approximately $48,454.

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

10.  Pension and retirement plans

The company sponsors defined benefit pension plans covering approximately 70 % of its employees. The benefits are based on the employees' years of service or years of service and compensation during the last five or ten years of employment. The Company's funding policy is to contribute annually the maximum contribution required by ERISA.

A summary of the net periodic pension credit follows:

                                                             1993      1992
Service cost                                               $2,761    $2,548
Interest cost                                               6,147     5,949
Actual return on assets                                   (13,460)  (11,387)
Net amortization and deferral                               1,272      (462)
Total pension income                                     $ (3,280) $ (3,352)

A summary of the plans' funded status as of December 31 was:

                                                             1993      1992
Accumulated benefit obligation, included
   vested benefits of $73,780 and $63,885
   in 1993 and 1992, respectively                        $ 80,438  $ 69,872
Projected benefit obligation for service
   rendered to date                                      $ 96,177  $ 85,319
Plan assets at fair value, primarily listed
   stocks and U.S. bonds                                  144,713   135,237
Plan assets in excess of projected benefit obligation      48,536    49,918
Unrecognized net gain                                     (13,618)  (15,457)
Unrecognized prior service cost                             5,393     5,134
Unrecognized transition asset                             (20,527)  (23,093)
Prepaid pension cost                                      $19,784   $16,502

The weighted-average discount rates for the plans were 7% in 1993 and 7 to 8% in 1992. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation for salaried employees was 6 percent in 1993 and 7% in 1992. The expected long-term rates of return on assets was 8% in 1993 and ranged from 7 to 8 percent in 1992.

The Company has an Employee Stock Ownership Plan (ESOP) for the purpose of purchasing stock of the Company for the benefit of qualified employees. Contributions to the (ESOP) are limited to .5% of compensation of employees covered under the (ESOP). The Company also has other defined contribution plans which, in conjunction with the (ESOP) cover substantially all its salaried employees. Contributions are at the employees' discretion and are matched by the Company up to certain limits. Expense for these defined contribution plans was $1,387, $1,253, and $672 in 1993, 1992 and 1991, respectively.

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

11.  Quarterly Financial Data (Unaudited)

                                      Quarters Ended

                      1993       December 31 September 30 June 30 March 31
Net sales and operating revenues     153,540      141,182 150,548  146,698
Operating profit                      17,852        6,873   2,239    5,138
Net income                             8,785         (875)    753   23,980
Net income per share                     .29         (.03)    .02      .79

                      1992       December 31 September 30 June 30 March 31
Net sales and operating revenues     152,549      152,177 143,564  143,622
Operating profit                       4,518        5,708   5,516    8,314
Net income                             2,842        3,791   3,191    5,766
Net income per share                     .10          .12     .10      .19

12.  Segment information

The Company is engaged in five principal lines of business. These lines of business are:

     Forest Products -- the integrated production of corrugated containers, including the cultivation and harvesting of pulpwood and the manufacture of linerboard;

     Transportation - the operation of two railroads within the state of Florida;

     Sugar - the cultivation, harvesting and processing of sugar cane;

     Communications - the provision of telephone services and telecommunications equipment; and

     Real Estate - the ownership, management and development of real estate.

Total net sales and operating revenues represent sales to unaffiliated customers, as reported in the Company's consolidated income statement and intersegment sales which occur principally between the Forest Products and Transportation segments.

Operating profit is net sales and operating revenues less directly traceable costs and expenses. In computing operating profit, the following items have not been considered: other income (expense) and provision for income taxes.

Identifiable assets by lines of business are those assets that are used in the Company's operations in each segment. Corporate assets are composed of cash, marketable securities and miscellaneous nonsegment assets.

(Continued)

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

12.  Segment information (continued)

Information by lines of business segment follows:
                                                 1993       1992        1991
Net sales and operating revenues:
     Forest Products                       $  312,875  $ 322,096  $  327,482
     Transportation                           175,095    169,439     166,001
     Sugar                                     49,138     54,866      50,061
     Communications                            29,153     27,399      25,515
     Real Estate                               28,405     20,493      15,931
     Intersegment                              (2,698)    (2,381)     (2,810)
Consolidated                               $  591,968  $ 591,912  $  582,180

Operating profit:
     Forest Products                       $  (19,684) $ (20,509)  $ (12,284)
     Transportation                            30,648     26,380      18,901
     Sugar                                      5,058      6,313       8,859
     Communications                             5,130      5,240       5,263
     Real Estate                               10,950      6,632       3,737
Consolidated                               $   32,101 $   24,056   $  24,476

Assets:
     Forest Products                       $  373,551 $  378,461   $ 388,977
     Transportation                           390,332    387,778     384,426
     Sugar                                     96,925     90,724      82,443
     Communications                            65,674     63,594      59,492
     Real Estate                              230,343    198,236     166,566
     Corporate                                334,446    269,507     291,057
Consolidated                               $1,491,271 $1,388,300  $1,372,961

Capital expenditures:
     Forest Products                       $   24,454 $   46,950  $   49,116
     Transportation                            22,682     21,173      16,295
     Sugar                                      2,944      7,441       1,045
     Communications                             5,271      7,612       6,321
     Real Estate                               37,694     37,560      27,509
Consolidated                               $   93,045 $  120,736  $  100,286

Depreciation and depletion:
     Forest Products                       $   33,015 $   32,646  $   29,507
     Transportation                            18,147     17,112      16,666
     Sugar                                      1,769      1,634       1,697
     Communications                             5,848      5,051       4,884
     Real Estate                                4,093      3,314       2,487
Consolidated                               $   62,872 $   59,757  $   55,241

                           ST. JOE PAPER COMPANY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollars in thousands except per share amounts)

13.  Contingencies

The Company and its subsidiaries are involved in litigation on a number of matters and are subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company has retained certain self-insurance risks with respect to losses for third party liability, property damage and group health insurance provided to employees.

The Company is subject to substantial costs arising out of environmental laws and regulations, which include obligations to remove or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites. It is the Company's policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. As assessments and cleanups proceed, these accruals are reviewed and adjusted, if necessary, as additional information becomes available.

The Company is currently a party to, or involved in, legal proceedings directed at the cleanup of two Superfund sites. The Company has accrued its allocated share of the total estimated cleanup costs for these two sites. Based upon management's evaluation of the other potentially responsible parties, the Company does not expect to incur additional amounts even though the Company has joint and several liability. Other proceedings involving environmental matters such as alleged discharge of oil or waste material into water or soil are pending against the Company.

It is not possible to quantify future environmental costs because many issues relate to actions by third parties or changes in environmental regulation. However, based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position or liquidity of the Company , but could be material to the results of operation of the Company in any one period. As of December 31, 1993 and 1992, the aggregate environmental related accruals were $6.7 million. Environmental liabilities are paid over an extended period and the timing of such payments cannot be predicted with any confidence.

                    Independent Auditors' Report



The Board of Directors and Stockholders
St. Joe Paper Company:

We have audited the accompanying consolidated balance sheets of St. Joe Paper Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of St. Joe Paper Company and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principals.

As discussed in notes 2 and 3 to the consolidated financial statements, the Company changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at December 31, 1993. As discussed in notes 2 and 9, the Company changed its method of accounting for income taxes effective January 1, 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109, "Accounting For Income Taxes".




                                   KPMG PEAT MARWICK
                                   Certified Public Accountants


Jacksonville, Florida
February 28, 1994