Form 10-K/A, Exhibit 13
period 1994-12-31
ST JOE PAPER CO
filed 1995-10-26
CIK 745308

ST. JOE PAPER COMPANY
HISTORICAL SUMMARY
(Dollar amounts in thousands except per share amounts)

FINANCIAL CONDITION           1994       1993       1992       1991       1990

Total Assets            $1,552,330 $1,491,271 $1,388,300 $1,372,961 $1,342,818
Current Assets          $  301,002 $  283,856 $  233,349 $  265,581 $  308,381
Less: Current
   Liabilities              96,827     93,399     86,707     88,358     80,115
Working Capital            204,175    190,457    146,642    177,223    228,266
   Current Ratio (to 1)        3.1        3.0        2.7        3.0        3.8
Investments and Other
   Assets                  224,453    199,693    171,527    180,200    148,790
Properties, at Cost      1,645,581  1,581,663  1,506,309  1,401,533  1,319,839
Less: Accumulated
   Depreciation            618,706    573,941    522,885    474,353    434,192
   Long-Term Debt           37,220     38,947     40,959     42,858     45,007
   Reserves and Other
     Liabilities            14,534     11,063     11,703     14,959     10,207
   Deferred Income Taxes   215,311    205,531    185,300    182,021    183,789
   Minority Interests      251,457    238,878    229,949    220,573    220,996
Net Assets Applicable to
   Common Stock         $  936,981 $  903,453 $  833,682 $  824,192 $  802,704

FINANCIAL RESULTS

Net Sales and Operating
   Revenues             $  685,762 $  591,968 $  591,912 $  582,180 $  610,200
Operating Profit            64,478     32,102     24,056     24,476     49,572
Other Income                27,395     12,473     17,458     37,201     35,307
Less: Taxes on Income       33,937     22,209     14,850     20,722     28,877
      Income Applicable
        to Minority
        Interest            15,827     10,241     11,074     13,367     14,712
Cummulative Effect of
   Change Accounting
   Principle                     -     20,518          -          -          -
Net Income              $   42,109 $   32,643 $   15,590 $   27,588 $   41,290
Depreciation and
   Depletion Expense    $   62,392 $   62,872 $   59,757 $   55,241 $   53,657

PER COMMON SHARE

Book Value -
   End of Year          $    30.72 $    29.62 $    27.34 $    27.02 $    26.32
Income before Cumulative
   Effect of Change in
   Accounting Principle $     1.38 $     0.39 $     0.51 $     0.90 $     1.35
Cumulative Effect of
   Change in Accounting
   Principle            $        - $      .68 $        - $        - $        -
Net Income              $     1.38 $     1.07 $     0.51 $     0.90 $     1.35
Net Income as % of
   Book Value                  4.5        3.6        1.9        3.3        5.1
Dividends Paid          $     0.20 $     0.20 $     0.20 $     0.20 $     0.19

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDERS MATTERS

                          1994                    1993
Quarter ended  Dec 31  Sep 30  Jun 30  Mar 31   Dec 31  Sep 30  Jun 30  Mar 31
High           61 7/8  62 5/8  57      57 7/8   54      55      41 5/8  44 1/2
Low            54 1/4  49 1/4  49 1/8  50 1/4   45 3/4  39 1/4  38 1/2  37 1/2
Dividends         .05     .05     .05     .05      .05     .05     .05     .05

a. Principal market on which St. Joe Paper Company common stock is traded: New York Stock Exchange
b. The table above presents the high and low market prices and dividend information for St. Joe Paper Company common shares.
c. The total number of holders of record of St. Joe Paper Company common stock as of March 7, 1995 was 882.
   (Total dividends per common share: 1994 = $0.20;  1993 = $0.20)

CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

                                                          December 31
ASSETS                                                      1994          1993

Current Assets:

   Cash and cash equivalents                        $     71,890  $     48,304
   Short-term investments                                 61,156        66,307
   Accounts receivable                                    88,606        74,127
   Inventories                                            57,673        69,398
   Other assets                                           21,677        25,720
      Total current assets                               301,002       283,856

Investments and Other Assets:

   Marketable securities                                 174,027       159,523
   Other assets                                           50,426        40,170
      Total investments and other assets                 224,453       199,693

Property, Plant and Equipment, net                     1,026,875     1,007,722
Total Assets                                        $  1,552,330  $  1,491,271

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

   Accounts payable                                 $     44,804  $     41,515
   Accrued liabilities                                    25,339        27,838
   Income taxes payable                                    7,012         2,737
   Long-term debt due within one year                     19,672        21,309
      Total current liabilities                           96,827        93,399

Accrued casualty reserves and other liabilities           14,534        11,063
Long-term debt due after one year                         37,220        38,947
Deferred income taxes and income tax credits             215,311       205,531
Minority interest in consolidated subsidiaries           251,457       238,878

Stockholders' Equity:

   Common stock, no par value;
      60,000,000 shares authorized; 30,498,650
      shares issued and outstanding                        8,714         8,714
   Retained earnings                                     887,520       851,511
   Net unrealized gain on debt and marketable
      equity securities                                   40,747        43,228
      Total stockholders' equity                         936,981       903,453
Total Liabilities and Stockholders' Equity          $  1,552,330  $  1,491,271

See notes to consolidated financial statements.
                                     (12)

Management Discussion and Analysis of Balance Sheet

The Consolidated Balance Sheet gives the financial position or status of accounts on the date shown and, taken as a whole, provides a picture of the entire enterprise on that date. A series of balance sheets will show the progress or movement of the enterprise from one period to the next. The balance sheet should be viewed as a unit with the income statement to obtain a sufficiently clear picture of the status and progress of a business.

In 1994, the Company continued to have a strong balance sheet. Management's long standing policy of retaining funds to internally finance capital additions was continued in 1994. Cash, short-term investments and marketable securities totaled $307 million at December 31, 1994, a $32.9 million increase over the 1993 year end amount. The Forest Products segment generated $20.7 million of this increase as a result of improved operating results. Florida East Coast Industries, Inc. (FECI) received over $11 million from a condemnation sale of realty properties to the State of Florida which was invested and will be used to finance realty improvements in 1995. A reduction in unrealized gains on debt and marketable equity securities decreased the carrying value of investments by $4 million.

Accounts receivable increased $14.5 million in 1994 with $12.6 million being in Forest Products. This increase reflects the strong pricing increases experienced during the year. Inventories fell by $11.7 million. A shortage of containerboard led to a $4.9 million decrease in Forest Products' inventory. The Sugar segment's inventory decreased by $6.4 million due to harvesting delays caused by rain. Other assets increased by $6.2 million, primarily due to a $2.9 million increase in the Communications segment's equity in four cellular partnerships and a $1.4 million increase in prepaid pension plan costs.

Property, plant and equipment additions were $86.5 million in 1994. Depreciation expense was $62.4 million. All segments showed a net increase in fixed assets with the largest increase in FECI.

Stockholders' equity at December 31, 1994 was $30.72, an increase of $1.10 or 4%. Over the last five years, stockholders' equity has increased 17%.

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

It is not possible to quantify future environmental costs because many issues relate to actions by third parties or changes in environmental regulation. Based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position or liquidity of the Company, but could be material to the results of operations of the Company in any one period. As of December 31, 1994 and 1993, the aggregate environmental related accruals were $6.7 million. Environmental liabilities are paid over an extended period and the timing of such payments cannot be predicted with any confidence.

The Company's financial position continues to strengthen. Net working capital (current assets less current liabilities) increased 7% at December 31, 1994 over 1993 to $204.2 million. The current ratio (current assets divided by current liabilities) grew to 3.1 from 3.0 in 1993.

                                     (13)

CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands except per share amounts)
                                                   Years ended December 31,
                                                 1994        1993        1992

Net sales                                  $  479,050  $  387,720  $  395,074
Operating revenues                            206,712     204,248     196,838
                                              685,762     591,968     591,912
Cost of sales                                 412,577     360,679     366,342
Operating expenses                            150,901     147,270     146,837
Selling, general and administrative expenses   57,806      51,917      54,677
                                              621,284     559,866     567,856
Operating profit                               64,478      32,102      24,056

Other income (expense):
   Dividends                                    2,187       2,144       2,312
   Interest income                             11,085       9,575      13,581
   Interest expense                            (4,080)     (3,711)     (3,884)
   Gain on dispositions of
         property, plant and equipment         14,450       1,085       2,511
   Other, net                                   3,753       3,380       2,938
                                               27,395      12,473      17,458
Income before income taxes, minority
   interest, and cumulative effect of
   change in accounting principle              91,873      44,575      41,514
Provision for income taxes:
   Current                                     21,905      13,294      14,259
   Deferred                                    12,032       8,915         591
      Total provision for income taxes         33,937      22,209      14,850
Income before minority interest and
   cumulative effect of change in
   accounting principle                        57,936      22,366      26,664
Less income applicable to minority
   interest in consolidated subsidiaries       15,827      10,241      11,074
Income before cumulative effect of change
   in accounting principle                     42,109      12,125      15,590
Cumulative effect of change in accounting
   principle for income taxes                     ---      20,518         ---
Net income                                 $   42,109  $   32,643  $   15,590

Per Share Data:
Income before cumulative effect of change
   in accounting principle                 $     1.38  $     0.39  $     0.51
Cumulative effect of change in accounting
   principle for income taxes                     ---        0.68         ---
Net income per share                       $     1.38  $     1.07  $     0.51


CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands except per share amounts)
                                                   Years ended December 31,
                                                 1994        1993        1992
COMMON STOCK
Balance, at end of year (1994, 1993 and
1992 - 30,498,650 shares)                  $    8,714  $    8,714  $    8,714

RETAINED EARNINGS
Balance, at beginning of year              $  851,511  $  824,968  $  815,478
Net income                                     42,109      32,643      15,590
Dividends: Cash ($0.20 per
     share - 1994, 1993 and 1992)              (6,100)     (6,100)     (6,100)
Balance, at end of year                    $  887,520  $  851,511  $  824,968

NET UNREALIZED GAIN ON DEBT AND MARKETABLE EQUITY SECURITIES
Balance, at beginning of year              $   43,228  $      ---  $      ---
Decrease in net unrealized gain,
   net of tax effect                           (2,481)        ---         ---
Cumulative effect of change in accounting
   principle for investments                      ---      43,228         ---
Balance, at end of year                    $   40,747  $   43,228  $      ---

See notes to consolidated financial statements.

                                     (14)

Management Discussion and Analysis of Statement of Income

The Consolidated Statement of Income compares in summary form the results of operations for the three year period 1992, 1993 and 1994. This discussion is to provide help in understanding the significant events which caused the changes between the years.

Net sales and operating revenues increased 16% in 1994 over 1993 due principally to a $74.1 million increase in the Forest Products segment. All segments reported increased revenues in 1994. In 1993, net sales and operating revenues were flat with increases in the Transportation, Communications and Real Estate segments and declines in Forest Products and Sugar.

Cost of sales in 1994 increased 14% over 1993 due mainly to a $46.9 million increase in Forest Products. In 1993, cost of sales decreased 2% from 1992. Operating expenses increased 3% in 1994 compared to 1993, which held steady from 1992. Selling, general and administrative expenses were 11% ($5.9 million) higher in 1994 than 1993. The 1993 expenses were $2.8 million lower than 1992.

Operating profit in 1994 was slightly more than double the 1993 amount which was a third higher than 1992. Forest Products increased 109%, Real Estate 82%, Communications 32%, Sugar 25% and Transportation decreased 3% in 1994. In 1993, Forest Products, Transportation and Real Estate had increased operating profits while Sugar and Communications decreased.

Other income increased in 1994 by $14.9 million due primarily to land sales of $3.5 million more by FECI and $8.7 million more by Forest Products. 1993 other income was down by $4.9 million from 1992 due to decreases in interest income and sales of property.

The provision for income taxes increased $11.7 million in 1994 and $7.4 million in 1993. The 1994 increase is due to the higher income while 1993 also reflects the deferred tax effect of the change in the federal income tax rate. The Company files a consolidated federal income tax return for the parent and all 80% or greater owned subsidiaries. The effective income tax rate was 36.9%, 49.8% and 35.8% for 1994, 1993, and 1992 respectively. In
1993, the Company adopted Statement of Financial Accounting Standards No. 109 which resulted in the recognition of $20.5 million in additional income in the first quarter of 1993 for the cumulative effect of the change in accounting for income taxes.

Net income before the cumulative effect of a change in accounting principle for income taxes rose $30 million in 1994 after a decline of $3.5 million in 1993. Net income per share before the cumulative effect of change in accounting principle for income taxes rose to $1.38 in 1994 compared to $0.39 in 1993 and $0.51 in 1992. Increased profitability in the Forest Products segment, a condemnation sale to the State of Florida and the other land sales mentioned above were the primary cause of the improvement in 1994. The decline in 1993 was largely due to the effect of the enacted income tax rate increase.

Forest Products

The operating results for the Forest products segment were dramatically affected by the rapid tightening of the containerboard market during the latter half of 1994. Domestic prices for kraft linerboard rose from $320 per ton in January 1994 to $340 per ton in June to $430 per ton in December. The average sales price of the Company's kraft linerboard rose by $40 per ton and boxes by $49 per ton. Volumes also contributed to the $74.1 million increase in Forest Products sales in 1994. Mill sales to outside customer increased 22% and container sales increased by 10%. The mill also changed its product mix as Crest White revenues rose to 60% of total mill sales compared to 55% in 1993. Sales by the forestry operation remained constant in 1994.

In 1994, Forest Products revenue was 56% of the Company's total compared with 53% in 1993 and 54% in 1992. In 1993, mill sales to outside customers and our plants declined $14.1 million due to a decline in the average sales price. The container operations sales in 1993 were lower than 1992 due to a decrease in selling price and reduced volume while the forestry operation's revenues were flat.

Cost of sales for the Forest Products segment rose 15% in 1994 over 1993.
The container plants accounted for most of the increase largely due to the higher linerboard prices referenced above. The mill cost rose 10% on a volume increase of 9%. The forestry operation had a slightly lower cost of sales in 1994 than in 1993.

In 1993, the mill and forestry units had increased cost of sales while container costs were lower than 1992 due to lower linerboard prices. The mill experienced higher natural gas and fuel oil costs in 1993 than in 1992 and spent more on repair materials.

Selling, general and administrative expenses were 22% higher for the Forest Products segment in 1994 than in 1993. The mill operation decreased its expenses by 8%, forestry increased by 2% and the container plants increased by 8%. In 1993, the mill's expenses were about the same as 1992 while forestry increase 1% and containers decreased 2%.

                                     (15)

Management Discussion and Analysis of Statement of Income

Transportation

In 1994, the Transportation segment accounted for 26% of the Company's total revenue, compared to 30% in 1993 and 28% in 1992. The Florida East Coast Railway Company (FEC) experienced an $0.8 million increase in revenue in 1994 over 1993. Adverse weather conditions in the fourth quarter slowed the gain in rock shipments which increased 6% in 1994 after growing by 14% in 1993. Intermodal shipments were slightly down in both 1994 and 1993 for FEC while automotive and other traffic increased by a small percentage in 1994 after a decline in 1993. In 1995, FEC is enlarging its scope of operations to include Macon, Georgia where it will operate an intermodal facility. The Apalachicola Northern Railroad Company's (ANRR) revenue increased by 2% in 1994 and 1993 principally due to increases in coal and pulpboard shipments.

Operating expenses for the Transportation segment increased by 2% in 1994 caused principally by increased property taxes at FEC. In 1993, operating expenses dropped 2% at FEC (primarily due to decreased property taxes) and increased 10% at ANRR (due to increased depreciation and locomotive repairs).

Sugar

Net sales for the sugar segment increased $5.8 million on a 12,233 ton increase in volume and a slight price increase. The increased volume reduced per ton costs and led to increased profitability. In 1993, sales decreased
10% due to a reduction in volume. Cost of sales decreased 9% in 1993, again due principally to the lost volume. As a result of the Everglades Forever Act, the Company was required to pay approximately $1.3 million new taxes in 1994

Communications

In 1994, Communication operating revenues grew 5% due mainly to increased interstate long distance pooling settlements. Operating expenses in 1994 were flat while selling, general and administrative expenses decreased 2% because of outsourcing of certain customer billing functions.

1993 revenues were up by 6% due mainly to the reversal of excess earning accruals made in 1992. Outside plant maintenance and increased depreciation were the main factors in the 10% growth in operating expenses compared to 1992. Selling, general and administrative expenses remained stable form 1992 to 1993.

Real Estate

Real Estate segment revenues increased by $11.4 million in 1994. A condemnation sale to the State of Florida in the amount of $11.3 million offset declines in other property sales. Rental income continued to increase and grew by $3.9 million in 1994. Cost of sales and operating expenses increased by $2.6 million while selling, general and administrative expenses were the same as 1993.

1993 revenues were 39% higher than 1992 due mainly to land sales. Cost of sales and operating expenses increased by $3.6 million while selling, general and administrative expenses were the same as 1992.

The Company continues to add rental buildings. .6 million square feet were added in 1994 bringing the total available to 3.8 million square feet with an additional .4 million square feet of leasable space under construction at year end.

                                     (16)

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

                                                   Years ended December 31,
                                                 1994        1993        1992
Cash flows from operating activities:
   Net Income                              $   42,109  $   32,643  $   15,590
      Adjustments to reconcile net income
         to cash provided by operating
         activities:
            Cumulative effect of a change
               in accounting principle            ---     (20,518)        ---
            Depreciation and depletion         62,392      62,872      59,757
            Minority interest in income        15,827      10,241      11,074
            Gain on sale of property          (14,450)     (1,085)     (2,511)
            Increase in deferred income taxes  12,032       8,915       3,279
            Changes in operating assets and
               liabilities:
               Accounts receivable            (14,479)     (2,772)      3,925
               Inventories                     11,725      (9,378)     (1,255)
               Other assets                    (6,213)     (2,865)     (7,569)
               Accounts payable, accrued
                  liabilities and casualty
                  reserves                      4,261        (362)     (1,720)
               Income taxes payable             4,275       2,737      (5,674)
Cash provided by operating activities         117,479      80,428      74,896

Cash flows from investing activities:
   Purchases of property, plant and equipment (86,450)    (93,045)   (120,736)
   Proceeds from sales of property             18,594       6,960       7,246
   Purchases of investments                       ---     (77,964)   (162,031)
      Available for sale (1)                  (18,851)        ---         ---
      Held-to-maturity   (1)                 (115,210)        ---         ---
   Proceeds from maturities of investments        ---      95,941     189,542
      Available for sale (1)                   12,779         ---         ---
      Held-to-maturity   (1)                  106,388         ---         ---
Cash used in investing activities             (82,750)    (68,108)    (85,979)

Cash flows from financing activities:
   Net change in short-term borrowings         (1,658)      3,400      (4,803)
   Proceeds from long-term debt                   ---         ---       7,633
   Dividends paid to stockholders              (6,100)     (6,100)     (6,100)
   Repayment of long-term debt                 (1,706)     (1,735)     (2,242)
   Dividends paid to minority interest         (1,679)     (1,718)     (1,698)
Cash used in financing activities             (11,143)     (6,153)     (7,210)

Net increase (decrease) in cash and
   cash equivalents                            23,586       6,167     (18,293)
Cash and cash equivalents at
   beginning of period                         48,304      42,137      60,430
Cash and cash equivalents at
   end of period                           $   71,890  $   48,304  $   42,137

Supplemental disclosure of cash flow
   information:
Cash paid during the year for certain
   expense items:
      Interest                             $    3,973  $    3,340  $    4,117
      Income taxes                         $   20,494  $   12,476  $   21,693
Mortgage assumed in purchase of property,
   plant and equipment                     $      ---  $      ---  $    2,200

(1) Disclosure is not applicable for the years ended December 31, 1993 and 1992. See note 2.

See notes to consolidated financial statements.

                                     (17)

Management Discussion and Analysis of Statement of Cash Flows

The Statement of Cash Flows details information concerning the Company's sources and uses of cash in its operating, investing and financing activities.

In 1994, the Company experienced a net increase in cash and cash equivalents of $23.6 million compared to a $6.2 million increase in 1993 and a decrease of $18.3 in 1992. The improvement in 1994 was due to the increase in cash provided by operations while 1993 resulted from an increase in cash provided by operations together with reductions in cash used by investing and financing activities.

Cash flows from operations increased by $37.1 million in 1994 and $5.5 million in 1993. The 1994 increase is due to the improved operations of the Forest Products segment and the condemnation sale mentioned previously.

The Company purchased property, plant and equipment of $86.5 million in 1994, down from $93 million in 1993 and $120.7 million in 1992. The Real Estate segment spent $9.3 million less in 1994 than 1993 while Transportation spent $2.3 million more and the other segments remained relatively constant. In 1993, Forest Products reduced expenditures by $22.5 million, Sugar by $4.5 and Communications by $2.4 while Real Estate remained constant and Transportation increased by $1.5 million.

In 1992 and 1993, the Company used $27.5 million and $18 million respectively, of its investments to fund its capital projects. The improved operating results enabled the Company to fully fund its capital needs in 1994 and increase its investments by $14.9 million.

Long term debt of $1.7 million was repaid in 1994, the same amount as 1993. In addition, short term borrowing were reduced by $1.7 million as compared with an increase of $3.4 million in 1993. No new long term debt was incurred in 1994.

The Company maintained its policy of paying a $0.20 per share dividend to its stockholders in 1994, as it had in 1993 and 1992. St. Joe Paper Company continues to have adequate internally generated cash flow to meet its foreseeable operating and capital needs.

                                     (18)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)


1.  Majority Stockholder

The Alfred I. duPont Testamentary Trust (the "Trust") owns approximately 68% of the common stock of St. Joe Paper Company, (the "Company"). The Company and its subsidiaries had no significant transactions with the Trust during the period.

2.  Summary of Significant Accounting Policies

Principles of consolidation -- The consolidated financial statements include the accounts of St. Joe Paper Company and all of its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents -- For purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents include cash on hand, bank demand accounts, money market accounts, remarketed certificates of participation and repurchase agreements having original maturities of three months or less.

Inventories -- Inventories are stated at the lower of cost or market. Cost for manufactured paper products and associated raw materials are determined under the last-in, first-out (LIFO) method. Costs for substantially all other inventories are determined under the first in, first out (FIFO) or the average cost method.

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

Reclassification -- The 1993 and 1992 consolidated financial statements have been reclassified to the current year formats. These reclassifications were not material to the consolidated financial statements.

Earnings per common share -- Earnings per common share are based on the weighted average number of common shares outstanding during the year.

Fair value of financial instruments -- The carrying amount of the following financial instruments approximated fair value because of their short maturity: cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities. The fair value of investments differs from the carrying value as disclosed in Note 6. The fair value of long term debt, as determined using current rates, approximates carrying value.

                                     (19)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)

2.   Summary of Significant Accounting Policies (continued)

Income Taxes -- The Company follows the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to affect taxable income. Under SFAS
109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. SFAS 109 also requires the recognition of a deferred tax liability on the undistributed earnings of subsidiaries applied on a prospective basis.

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

                                     (20)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)

3.  Inventories

Inventories as of December 31 consist of:

                                                     1994       1993

Manufactured paper products and associated
   raw materials                                $  27,023  $  30,782
Materials and supplies                             25,640     27,407
Sugar                                               5,010     11,209
                                                $  57,673  $  69,398

The replacement cost of manufactured paper products and associated raw material inventories was in excess of LIFO stated cost by approximately $21,101 as of December 31, 1994 ($12,781 in 1993).

4.  Accrued Liabilities

Accrued liabilities as of December 31 consist of:
                                                     1994       1993

Payroll and benefits                            $   4,234  $   5,034
Payroll taxes                                         666        103
Property and other taxes                            3,794      5,561
Accrued casualty reserves                          22,136     22,911
Other accrued liabilities                           9,043      5,292
                                                   39,873     38,901
Less: noncurrent accrued casualty reserves
   and other liabilities                           14,534     11,063
                                                $  25,339  $  27,838

5.  Property, Plant and Equipment

Property, plant and equipment, at cost, as of December 31 consist of:

                                                           Estimated
                                     1994        1993    Useful Life

Land and timber                $  131,876  $  125,675            ---
Land improvements                  24,919      24,628             20
Buildings                          47,255      47,174             45
Machinery and equipment         1,141,013   1,102,450        10 - 30
Office equipment                    5,893       6,357         6 - 10
Autos and trucks                    7,888       7,205          3 - 6
Construction in progress           12,409      18,161            ---
Investment property               274,328     250,013        various
                                1,645,581   1,581,663
Accumulated depreciation          618,706     573,941
                               $1,026,875  $1,007,722

Real estate properties having net book value of $142.2 million at December 31, 1994 are leased under non-cancelable operating leases with expected aggregate rentals of $74.3 million of which $20.9, $18.6, $15.9, $11.4 and $7.5 million is due in the years 1995 through 1999, respectively.

                                     (21)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)

6.  Investments

Investments at December 31, 1994, consist of :

                              Amortized  Carrying  Fair  Unrealized Unrealized
                                 Cost      Value   Value   Holding    Holding
                                                             Gain       Loss

Short term investments (maturing within one year)
Held to maturity:
   U. S. Government securities $ 43,041  $ 43,463  $ 43,875  $    482  $    70
   Tax exempt municipals          3,157     3,157     3,091       ---       66
   Mortgage backed securities     2,990     3,009     2,985       ---       24
   Other corporate debt
      securities                  3,473     3,499     3,499       ---      ---
   Remarketed certificates
      of participation            4,986     5,061     5,061       ---      ---
   Certificates of deposit        2,963     2,967     2,967       ---      ---
                               $ 60,610  $ 61,156  $ 61,478  $    482  $   160

Marketable securities
Available for sale:
   U. S. Government securities
      Maturing in one to
         five years            $  3,003  $  2,948  $  2,948  $    ---  $    55
   Tax exempt municipals
      Maturing in one to
         five years               4,457     4,236     4,236       ---      221
      Maturing in five to
         ten years               22,148    21,278    21,278       ---      870
      Maturing in more than
         ten years                3,364     3,272     3,272       ---       92
   Equity securities             11,601    78,725    78,725    67,347      223
   Mortgage backed securities
      Maturing in more than
         ten years                1,669     1,529     1,529       ---      140
   Other corporate debt securities
      Maturing in more than
         ten years                2,250     2,176     2,176       ---       74
                                 48,492   114,164   114,164    67,347    1,675
Held to maturity:
   U. S. Government securities
      Maturing within one
         year                    40,080    40,080    41,136     1,056      ---
      Maturing in one to
         five years              17,249    17,226    17,350       543      419
   Tax exempt municipals
      Maturing in one to
         five years               1,416       443     1,288       845      ---
   Other corporate debt securities
      Maturing in five to
         ten years                  885     2,114     2,293       387      208
                                 59,630    59,863    62,067     2,831      627
                               $108,122  $174,027  $176,231  $ 70,178  $ 2,302

                                     (22)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)

6.  Investments (continued)

Investments at December 31, 1993, consist of :

                              Amortized  Carrying  Fair  Unrealized Unrealized
                                 Cost      Value   Value   Holding    Holding
                                                             Gain       Loss

Short term investments (maturing within one year)
Held to maturity:
   U. S. Government securities $ 27,658  $ 27,695  $ 28,214  $    523  $     4
   Tax exempt municipals          2,401     2,401     2,376       ---       25
   Remarketed certificates
      of participation            5,000     5,028     5,028       ---      ---
   Certificates of deposit       31,063    31,183    31,183       ---      ---
                               $ 66,122  $ 66,307  $ 66,801  $    523  $    29

Marketable securities
Available for sale:
   U. S. Government securities
      Maturing in one to
         five years            $    393  $    379  $    379  $    ---  $    14
   Tax exempt municipals
      Maturing in five to
         ten years               29,961    31,387    31,387     1,426      ---
   Equity securities             12,059    79,746    79,746    67,687      ---
   Mortgage backed securities
      Maturing in more than
         ten years                3,567     3,559     3,559       ---        8
   Other corporate debt securities
      Maturing in five to
         ten years                1,684     1,699     1,699        15      ---
                                 47,664   116,770   116,770    69,128       22
Held to maturity:
   U. S. Government securities
      Maturing within one
         year                    23,731    23,731    24,500       769      ---
      Maturing in one to
         five years              11,104    11,267    11,462       197        2
   Tax exempt municipals
      Maturing in one to
         five years               1,612     1,645     2,601       956      ---
   Mortgage backed securities
      Maturing in one to
         five years               2,990     3,003     3,007         4      ---
      Maturing in five to
         ten years                  916       916     1,491       575      ---
      Maturing in more than
         ten years                   91        91       103        12      ---
   Other corporate debt securities
      Maturing in five to
         ten years                  812     2,100     2,045       ---       55
                                 41,256    42,753    45,209     2,513       57
                               $ 88,920  $159,523  $161,979  $ 71,641  $    79

Marketable securities, including certain investments which mature within one year, are held as a developmental fund created to accumulate capital expected to be required for future improvement of the Company's real estate properties.

                                     (23)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)

7.  Long-Term Debt

Long-term debt as of December 31 consists of:
                                                     1994       1993
Notes payable to banks under lines of
   credit aggregating $70,000, due March
   1995 through May 1996 with interest
   rates of 5.94% to 7.9%                       $  32,671  $   35,038
Rural Telephone Bank (RTB) 6.50 % to 10.25%
   mortgage notes with principal and interest
   due quarterly through 2016                      15,443      15,917
Industrial Revenue Bonds payable in
   semiannual installments of $425 with
   interest payable at 67% of the prime rate        2,046       2,896
Rural Electrification Administration (REA) 2%
   mortgage notes with principal and interest
   due quarterly through 2008                       3,019       3,394
Federal Financing Bank (FFB) notes at varying
   rates (weighted average: 1994 - 14.52%; 1993
   - 14.50%) guaranteed by the REA                    564         640
Mortgage loans payable to various institutions
   and individuals with interest rates of 4.5%
   to 9.75%, payable in variable installments       2,992       2,184
Other secured notes at variable interest rates
   and maturities                                     157         187
                                                   56,892      60,256
Long-term debt due within one year                 19,672      21,309
Long-term debt due after one year               $  37,220  $   38,947

The REA and RTB notes, the Industrial Revenue Bonds and the notes and mortgage loans payable are secured by company assets with a book value of approximately $47,780, $7,419 and $44,931, respectively.

The aggregate amount of principal payments due in each of the years subsequent to December 31, 1994 is:

Year ending
December 31                                                   Amount

1995                                                       $  19,672
1996                                                          18,797
1997                                                           1,570
1998                                                           1,273
1999                                                           1,213
2000 and later                                                14,367
                                                           $  56,892

                                     (24)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)

8.  Income Taxes

Total income tax expense for the years ended December 31, was allocated as follows:

                                                  1994       1993        1992

   Income from continuing operations         $  33,937  $  22,209  $   14,850
   Shareholders' equity, for recognition
      of unrealized gain (loss) on debt
      and marketable equity securities          (2,377)    25,472        ---
                                             $  31,560  $  47,681  $   14,850


Income tax expense attributable to income from continuing operations differed from the amount computed by applying the statutory federal income tax rate to pre-tax income as a result of the following:

                                                  1994       1993       1992

Tax at the statutory federal rate            $  32,156  $  15,601  $  14,115
Dividends received deduction and
   tax free interest                            (1,075)      (937)      (745)
State income taxes (net of federal benefit)      2,640      1,452      1,411
Adjustment to deferred tax assets and
  liabilities for enacted changes in tax
  laws and rates                                   ---      4,324        ---
Undistributed earnings of FECI                   1,245        775        ---
Other, net                                      (1,029)       994         69
                                             $  33,937  $  22,209  $  14,850


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, consist of:

                                                              1994       1993

Deferred tax assets:
   Accrued casualty and other reserves                    $ 10,348   $ 10,616
   Alternative minimum tax credit carryforward              14,315     12,219
   State net operating loss carryforward                     6,371      6,183
   Other                                                     3,304      1,914
   Total gross deferred tax assets                          34,338     30,932
      Valuation allowance                                    6,371      6,183
      Net deferred tax assets                               27,967     24,749

                                     (25)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)

8.  Income Taxes (continued)
                                                              1994       1993

Deferred tax liabilities:
   Tax in excess of financial depreciation                 159,531    154,817
   Deferred gain on land sales                               6,904      5,520
   Deferred gain on subsidiary's defeased bonds              2,322      2,502
   Unrealized gain on debt and marketable
      equity securities                                     23,123     25,472
   Deferred gain on involuntary conversion of land          29,227     24,937
   Prepaid pension asset recognized for
      financial reporting                                    7,804      7,285
   Other                                                     7,880      3,385
         Total gross deferred tax liabilities              236,791    223,918
   Net deferred tax liability                             $208,824   $199,169

Based on the timing of reversal of future taxable amounts and the Company's history of reporting taxable income, the Company believes that the deferred tax assets will be realized and a valuation allowance is not considered necessary except for those resulting from the net operating loss carryforward available for state income taxes. Because of the Company's history of reporting tax losses in certain states, the Company believes that substantially all carryforwards will not be realized and, accordingly, has recorded a valuation allowance equal to the entire amount. This valuation allowance was $6,371 and $6,183 at December 31, 1994 and 1993, respectively, which increased $188 and $547 in 1994 and 1993, respectively. The current deferred tax asset of $6,487 and $6,362 is recorded in other current assets as of December 31, 1994 and 1993, respectively.

The Company has not recognized a deferred tax liability of approximately $17,862 for the undistributed earnings of FECI that arose in 1992 and prior years because the Company does not currently expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investment. As of December 31, 1994, the undistributed earnings of the subsidiary for which no deferred tax liability was provided were approximately $48,454.

For the year ended December 31, 1992, deferred income tax expense of $591 resulted from differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those differences are: accelerated depreciation for tax purposes of $4,366; alternative minimum tax credit carryforward of ($3,025); prepaid pension cost of $1,200; accrued casualty reserves of ($468); and, other, net of ($1,482).


9.  Pension and Retirement Plans

The company sponsors defined benefit pension plans covering approximately 70% of its employees. The benefits are based on the employees' years of service or years of service and compensation during the last five or ten years of employment. The Company's funding policy is to contribute annually the maximum contribution required by ERISA.

A summary of the net periodic pension credit follows:

                                                               1994      1993

Service cost                                               $  3,486  $  2,761
Interest cost                                                 7,418     6,147
Actual return on assets                                       1,365   (13,460)
Net amortization and deferral                               (13,673)    1,272
Total pension income                                       $ (1,404) $ (3,280)

                                     (26)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)


9. Pension and retirement plans (continued)

A summary of the plans' funded status as of December 31 was:

                                                               1994      1993

Accumulated benefit obligation, including vested benefits
   of $86,807 and $73,780 in 1994 and 1993, respectively   $ 94,485  $ 80,438
Projected benefit obligation for service rendered to date   116,101    96,177
Plan assets at fair value, primarily listed stocks
   and U.S. bonds                                           141,090   144,713
Plan assets in excess of projected benefit obligation        24,989    48,536
Unrecognized net (gain) loss                                  2,615   (13,618)
Unrecognized prior service cost                              11,545     5,393
Unrecognized transition asset                               (17,961)  (20,527)
Prepaid pension cost                                       $ 21,188  $ 19,784

The weighted-average discount rate for the plans was 7% in 1994 and 1993. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation for salaried employees was 6% in 1994 and 1993. The expected long-term rates of return on assets were 8% in 1994 and 7% in 1993.

The Company has an Employee Stock Ownership Plan (ESOP) for the purpose of purchasing stock of the Company for the benefit of qualified employees. Contributions to the ESOP are limited to .5% of compensation of employees covered under the salaried pension plan. The Company also has other defined contribution plans which, in conjunction with the salaried pension plan, cover substantially all its salaried employees. Contributions are at the employees' discretion and are matched by the Company up to certain limits. Expense for these defined contribution plans was $1,213, $1,387, and $1,253 in 1994, 1993 and 1992, respectively.


10.  Quarterly Financial Data (Unaudited)

                                                   Quarters Ended

          1994              December 31 September 30      June 30     March 31
Net sales and operating
   revenues                     186,251      166,257      165,886      167,886
Operating profit                 23,599        7,887       13,972       19,020
Net income                       18,802        7,520        7,627        8,160
Net income per share                .61          .25          .25          .27


          1993              December 31 September 30      June 30     March 31
Net sales and operating
   revenues                     153,540      141,182      150,548      146,698
Operating profit                 17,852        6,873        2,239        5,138
Net income                        8,785         (875)         753       23,980
Net income per share                .29         (.03)         .02          .79

                                     (27)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)

11.  Segment Information

The Company is engaged in five principal lines of business. These lines of business are:

   Forest Products - the integrated production of corrugated containers, including the cultivation and harvesting of pulpwood and the manufacture of linerboard;

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

Information by lines of business segment follows:

                                                  1994        1993        1992
Net sales and operating revenues:
   Forest Products                          $  386,978  $  312,875  $  322,096
   Transportation                              176,074     175,095     169,439
   Sugar                                        54,900      49,138      54,866
   Communications                               30,638      29,153      27,399
   Real Estate                                  39,774      28,405      20,493
   Intersegment                                 (2,602)     (2,698)     (2,381)
Consolidated                                $  685,762  $  591,968  $  591,912

Operating profit:
   Forest Products                          $    1,832  $  (19,684) $  (20,509)
   Transportation                               29,680      30,648      26,380
   Sugar                                         6,329       5,058       6,313
   Communications                                6,753       5,130       5,240
   Real Estate                                  19,884      10,950       6,632
Consolidated                                $   64,478  $   32,102  $   24,056

                                     (28)

Notes to Consolidated Financial Statements
December 31, 1994, 1993, and 1992
(Dollars in thousands except per share amounts)

11. Segment information (continued)

                                                  1994        1993       1992
Assets:
   Forest Products                          $  371,353  $  373,551  $  378,461
   Transportation                              424,241     390,332     387,778
   Sugar                                        93,685      96,925      90,724
   Communications                               70,658      65,674      63,594
   Real Estate                                 229,449     230,343     198,236
   Corporate                                   362,944     334,446     269,507
Consolidated                                $1,552,330  $1,491,271  $1,388,300

Capital expenditures:
   Forest Products                          $   24,270  $   24,454  $   46,950
   Transportation                               25,060      22,682      21,173
   Sugar                                         3,381       2,944       7,441
   Communications                                5,385       5,271       7,612
   Real Estate                                  28,354      37,694      37,560
Consolidated                                $   86,450  $   93,045  $  120,736

Depreciation and depletion:
   Forest Products                          $   31,352  $   33,015  $   32,646
   Transportation                               18,706      18,147      17,112
   Sugar                                         1,605       1,769       1,634
   Communications                                5,612       5,848       5,051
   Real Estate                                   5,117       4,093       3,314
Consolidated                                $   62,392  $   62,872  $   59,757


12.  Contingencies

The Company and its subsidiaries are involved in litigation on a number of matters and are subject to certain claims which arise in the normal course of business. Certain self-insurance risks with respect to losses for third party liability, property damage and group health insurance provided to employees have been retained by the Company. In the opinion of management, none of these items are expected to have a material adverse effect on the Company's consolidated financial position or results of operations.


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


It is not possible to quantify future environmental costs because many issues relate to actions by third parties or changes in environmental regulation. Based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position or liquidity of the Company, but could be material to the results of operation of the Company in any one period. As of December 31, 1994 and 1993, the aggregate environmental related accruals were $6.7 million. Environmental liabilities are paid over an extended period and the timing of such payments cannot be predicted with any confidence.

                                     (29)

Management's Statement

The management of St. Joe Paper Company is responsible for the integrity and objectivity of the financial statements presented in this Annual Report. These statements have been prepared in conformity with generally accepted accounting principles and fairly represent the transactions and financial position of your company.

Your company maintains a system of internal management controls designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and executed in accordance with management's authorization, and that records are updated periodically to reflect assets actually on hand. These controls are supplemented by internal audits of various units of your company. Those audits are made on a random basis and are unannounced.


Independent Auditors' Report

The Board of Directors and Stockholders
St. Joe Paper Company:

We have audited the accompanying consolidated balance sheets of St. Joe Paper Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of St. Joe Paper Company and subsidiaries as of December 31, 1994, and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As disclosed in notes 2 and 6 to the consolidated financial statements, the Company changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at December 31, 1993. As disclosed in notes 2 and 8, the Company changed its method of accounting for income taxes effective January 1, 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109, "Accounting for Income Taxes".


                                                 KPMG PEAT MARWICK LLP

                                                 Certified Public Accountants
Jacksonville, Florida
February 28, 1995

                                     (30)